EXHIBIT 99.13

Media Release

Rio Tinto celebrates opening of $1.4 billion lithium projects in Argentina
29 October 2026
CATAMARCA, Argentina--(BUSINESS WIRE)-- President of Argentina Javier Milei and Catamarca Governor Raúl Jalil today joined Rio Tinto Chief Executive Simon Trott to celebrate a major milestone for Argentina’s lithium industry, marking the official opening of Rio Tinto’s Fénix 1B expansion and Sal de Vida operation in Catamarca following a combined investment of around $1.4 billion.

Both projects achieved first production in the second quarter ahead of plan and are now ramping up production. They will add 25,000 tonnes of annual lithium carbonate equivalent (LCE) capacity once fully ramped up, strengthening Rio Tinto’s standing and Argentina’s position as a leading supplier of lithium for global markets.

The celebrations included a visit to Fénix by President Milei and Governor Jalil, hosted by Simon Trott, and an inauguration event recognising both projects with national and provincial authorities, employees, suppliers and representatives of local and Indigenous communities.

President of Argentina Javier Milei said: “The expansion of the Fénix project is a historic milestone that demonstrates the potential of Argentina’s mining sector. This was made possible by the country once again creating incentives for the production of resources that are essential to the modern world.

“We are proud that a company of this scale once again sees Argentina as a reliable partner and is investing in our country, validating the decisions we have taken over the past few years.”

Rio Tinto Chief Executive Simon Trott said: “Today is a proud moment for Rio Tinto and an important milestone for Argentina’s lithium industry, as we grow our position as a leading global supplier. It was a privilege to welcome President Milei, Governor Jalil and national and provincial authorities, and I thank them for joining us to recognise the work behind Fénix 1B and Sal de Vida.

“These two projects build on nearly three decades of lithium production in Catamarca and the expertise of our Argentine workforce. They demonstrate our industry-leading project delivery capability, as we execute with discipline towards our global target of 200,000 tonnes lithium carbonate equivalent annual production capacity by 2028.

“The delivery of these projects reflects the dedication of our people, the capabilities of Argentine suppliers and our partnerships with local communities and governments. Our focus now is on safely ramping up production, delivering reliable, high-quality lithium to our customers, and creating lasting value for our shareholders and Argentina.”

Fénix began operations in 1997 as Argentina’s first commercial lithium operation. The Fénix 1B expansion adds 10,000 tonnes of annual LCE capacity to the existing operation, increasing its total target of annual LCE capacity to approximately 40,000 tonnes.

Media Release

Sal de Vida is a new lithium carbonate operation located approximately 20 kilometres northeast of Fénix, with a target of annual LCE capacity of 15,000 tonnes.

The projects form part of Rio Tinto’s growing lithium business in Argentina, which includes operations and projects across Catamarca, Jujuy and Salta, including the Rincon lithium project.

Rio Tinto’s growth in Argentina is strengthening the country’s supplier network. Around 70% of the approximately $4 billion in growth capital to be invested across our lithium operations in Argentina is expected to be spent with local suppliers.

View source version on businesswire.com: https://www.businesswire.com/news/home/20261028730364/en/

Media Release

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